Exhibit 99.4

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Cayman Islands

Cazoo Group Ltd (ROC #373409) (the “Company”)

TAKE NOTICE that at an Extraordinary General Meeting of the Shareholders held on 21 November 2023 to approve a series of transactions (the “Transactions”) and subsequent approval by the Board of Directors of the Company (the “Board”) on 5 December 2023, the following resolutions were passed:

3.1	(b)	Consider and approve, as an ordinary resolution that, that every 100 shares with a par value of US$0.002 each in Cazoo’s issued and unissued share capital be consolidated into one (1) share with a par value of US$0.20, so that immediately following the reverse stock split, the authorized share capital of Cazoo shall be US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each, effective upon further approval by the Board of Directors to implement the reverse stock split at its discretion.

(c)	Consider and approve, as an ordinary resolution, that immediately following the reverse stock split becoming effective, the authorized share capital of Cazoo be increased as described below:

(i)	FROM: US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each,

(ii)	TO: US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each, effective upon further approval by the Board of Directors to implement the share increase at its discretion.

(d)	Consider and approve, as a special resolution, that Cazoo’s amended and restated articles of association (the “Articles”) be amended as follows (with the full text of the special resolution to be approved as set out in the proxy statement and as included at the Annex hereto):

RESOLVED AS A SPECIAL RESOLUTION THAT:

●	The Amended and Restated Articles of Association of the Company be amended by inserting the following defined term in Article 1.1 below the defined term “Board”:

“Board Nominee” shall mean the Director nominated by the current Board prior to the TSA Closing Date, and if during such Director’s initial term (the period between the Board Nominee’s appointment after the TSA Closing Date until the third annual general meeting of the Company following the TSA Closing Date) he or she determines to resign, any subsequent designee of the person then serving in such Director’s place during the initial term.”

Filed: 05-Dec-2023 14:59 EST
www.verify.gov.ky File#: 373409	Auth Code: B98320823968

●	The Amended and Restated Articles of Association of the Company be amended by inserting the following defined term in Article 1.1 below the defined term “Treasury Share”:

“TSA Closing Date” shall mean the Closing Date as defined in the Transaction Support Agreement, dated as of September 20, 2023, by and among the Company and the other parties thereto.”

●	The Amended and Restated Articles of Association of the Company be amended by deleting Article 24.3 and inserting the following in its place:

“General meetings may be called by:

24.3.1	the Board;

24.3.2	the chairperson of the Board; or

24.3.3	the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares.

A general meeting so called by members shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the Board of the chairperson of the Board.”

●	The Amended and Restated Articles of Association of the Company be amended by deleting Article 31.5 and inserting the following in its place:

“A Director may be removed from office for cause by:

31.5.1	Special Resolution of the Company; or

31.5.2	vote or written notice or direction signed by the other Directors numbering at least a majority of the then appointed Directors.

Filed: 05-Dec-2023 14:59 EST
www.verify.gov.ky File#: 373409	Auth Code: B98320823968

●	The Amended and Restated Articles of Association of the Company be amended by inserting the following as a new Article 31.6:

“Notwithstanding any other provision of these Articles, the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall by vote or written consent or direction be entitled to remove any Director and to appoint any person to fill any Director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the Directors to fill any vacancy pursuant to Article 31.3); provided that, the Board Nominee may not be removed without cause prior to the third annual general meeting of the Company following the TSA Closing Date. Where a Director is appointed pursuant to this Article 31.6, and at such time the Board is divided into classes pursuant to Article 31.2, such appointment may also assign the new Director to Class I, Class II or Class III, failing which, the Board is authorised to assign new Directors to such classes.”

with effect from closing of the transactions the subject of the Transactions Proposal.”

/s/ Edward A. Caudeiron
Edward A. Caudeiron
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 5th day of December 2023.

Filed: 05-Dec-2023 14:59 EST
www.verify.gov.ky File#: 373409	Auth Code: B98320823968

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Cazoo Group Ltd (ROC #373409) (the “Company”)

TAKE NOTICE that at an Extraordinary General Meeting of the Shareholders held on 7 February 2023 and subsequent approval by the Board of Directors of the Company on 7 February 2023, the following resolutions were passed:

(a)	Approve, as an ordinary resolution, that every 20 shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital be consolidated into one (1) share (each, a “Consolidated Share”) with a par value of US$0.002 (the “Reverse Stock Split”), so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each, effective upon further approval by the board of directors of the Company (the “Board”) to implement the Reverse Stock Split at its discretion (the “Reverse Stock Split Proposal”); and

(b)	Approve, as an ordinary resolution that, immediately following the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased:

(i)	FROM: US$325,500 divided into 110,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each,

(ii)	TO: US$435,500 divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each (the “Share Increase”), effective upon approval by the Board to implement the Share Increase at its discretion (the “Share Increase Proposal”).

/s/ Kesrene Estrella
Kesrene Estrella
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 8th day of February 2023

Filed: 08-Feb-2023 09:53 EST
www.verify.gov.ky File#: 373409	Auth Code: F65286664109

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Cazoo Group Ltd (ROC #373409) (the “Company”)

TAKE NOTICE that at a general meeting of the shareholders of the Company dated 29th June 2022, the following resolution was passed:

To resolve as an ordinary resolution that the authorised share capital of the Company be increased:

a. FROM: US$215,500 divided into 1,100,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, l,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each,

b. TO: US$325,500 divided into 2,200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

/s/ Ruth Grizzel
Ruth Grizzel
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 5th day of July 2022

Filed: 05-Jul-2022 14:22 EST
www.verify.gov.ky File#: 373409	Auth Code: B79392148690

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Capri Listco (ROC #373409) (the “Company”)

TAKE NOTICE that by written resolutions of the sole shareholder of the Company dated 23 August 2021 and effective on 26 August 2021, the following special resolutions were passed:

It is resolved as a special resolution that, with effect from 26 August 2021:

1	That the name of the Company is changed from Capri Listco to Cazoo Group Ltd

2	That the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto.

/s/ Satina Whittaker
Satina Whittaker
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 26th day of August 2021

Filed: 26-Aug-2021 11:19 EST
www.verify.gov.ky File#: 373409	Auth Code: K60610235330

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

CAZOO GROUP LTD

(ADOPTED BY SPECIAL RESOLUTION

DATED 23 AUGUST 2021 AND EFFECTIVE ON 26 AUGUST 2021)

Filed: 26-Aug-2021 11:19 EST
www.verify.gov.ky File#: 373409	Auth Code: J52218967085

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

CAZOO GROUP LTD

(ADOPTED BY SPECIAL RESOLUTION

DATED 23 AUGUST 2021 AND EFFECTIVE ON 26 AUGUST 2021)

1.	The name of the Company is Cazoo Group Ltd

2.	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Board may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Board may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4.	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5.	The authorised share capital of the Company at the date of adoption of this Memorandum is US$215,500 divided into 1,100,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, 1,000,000,000 Class C ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

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Filed: 26-Aug-2021 11:19 EST
www.verify.gov.ky File#: 373409	Auth Code: J52218967085

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

CAZOO GROUP LTD

(ADOPTED BY SPECIAL RESOLUTION

DATED 23 AUGUST 2021 AND EFFECTIVE ON 26 AUGUST 2021)

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27.	Votes of Members	28

28.	Proxies	29

29.	Corporate Members	30

30.	Shares that May Not be Voted	31

31.	Directors	31

32.	Powers and Duties of Directors	32

33.	Alternate Directors	33

34.	Vacation of Office of Director	33

35.	Proceedings of Directors	34

36.	Presumption of Assent	35

37.	Directors’ Interests	36

38.	Minutes	36

39.	Delegation of Directors’ Powers	37

40.	No Minimum Shareholding	38

41.	Remuneration of Directors	38

42.	Seal	39

43.	Dividends, Distributions and Reserve	39

44.	Capitalisation	41

45.	Share Premium Account	41

46.	Books of Account	42

47.	Audit	42

48.	Notices	43

49.	Winding Up	44

50.	Indemnity and Insurance	45

51.	Financial Year	47

52.	Transfer by Way of Continuation	47

53.	Mergers and Consolidations	47

54.	Business Opportunities	47

55.	Disclosure	48

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1.	Interpretation

1.1	The regulations in Table A in the First Schedule to the Statute do not apply to the Company and, unless there is something in the subject or context inconsistent therewith, in these Articles the following defined terms will have the meanings ascribed to them:

“Affiliate” of any person means any other person which (i) directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person, and (ii) as to any individual, in addition to any person in clause (i), (a) any member of the Immediate Family of an individual Member, including parents, siblings, spouse and children (including those by adoption), the parents, siblings, spouse, or children (including those by adoption) of such Immediate Family member, and, in any such case, any trust whose primary beneficiary is such individual Member or one or more members of such Immediate Family and/or such Member’s lineal descendants, and (b) the legal representative or guardian of such individual Member or of any such Immediate Family member in the event such individual Member or any such Immediate Family member becomes mentally incompetent; provided, however, that in no event shall the Company or any of its subsidiaries be deemed an Affiliate of any Member. The term “control” (including the terms “controlling”, “controlled” and “under common control with”) as used with respect to any person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. For the purpose of this definition, each Director and Member of the Company will be deemed not to control the Company.

“Ajax” means Ajax I, a Cayman Islands exempted company.

“Applicable Law” means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles” means these amended and restated articles of association of the Company.

“Audit Committee” means the audit committee of the Board established pursuant to the Articles, or any successor committee.

“Auditor” means the person for the time being performing the duties of auditor of the Company (if any).

“beneficially own”, “beneficial owner” and “beneficial ownership” have the meaning assigned to such terms in Rule 13d-3 under the Exchange Act, and a person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance).

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“Board” means the board of Directors of the Company.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Share” means the Company’s Class A ordinary shares with a per share par value of US$0.0001 each having the rights set out in the Memorandum and these Articles.

“Class B Share” means the Company’s Class B ordinary shares with a per share par value of US$0.0001 each having the rights set out in the Memorandum and these Articles.

“Class C Share” means the Company’s Class C ordinary shares with a per share par value of US$0.0001 each having the rights set out in the Memorandum and these Articles.

“Clearing House” means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Closing Date” means the closing date of the Share Purchase.

“Common Shares” means the Class A Shares, the Class B Shares and the Class C Shares.

“Company” means Cazoo Group Ltd

“Company’s Website” means the website of the Company or its applicable subsidiary and/or the corresponding web-address or domain name (if any).

“Compensation Committee” means the compensation committee of the Board established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange” means any United States national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.

“Directors” means the directors for the time being of the Company, including any alternate Directors appointed pursuant to Article 33 only in respect of such times as such alternate acts as a Director.

“Dividend” means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication” means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the U.S. Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Board.

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“Electronic Facility” means, without limitation, website addresses, virtual meeting facilities and conference call systems, and any device, system, procedure, method or other facility whatsoever providing an electronic means of place for the conduct of the general meeting of the Company, and any reference to “place” in the context of a general meeting of the Company shall be construed accordingly.

“Electronic Record” has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act” means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as it may be amended from time to time.

“Immediate Family” means any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin.

“Independent Director” has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“Lockup Period” means the period commencing on the Closing Date and ending on the earlier of (a) the date that is six (6) months following the Closing Date and (b) the date on which the last reported sale price of the Class A Shares on the Designated Stock Exchange equals or exceeds US$12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any consecutive thirty (30) trading day period commencing at least one- hundred fifty (150) days after the Closing Date.

“Member” has the same meaning as in the Statute.

“Memorandum” means the amended and restated memorandum of association of the Company.

“Nominating and Corporate Governance Committee” means the nominating and corporate governance committee of the Board established pursuant to the Articles, or any successor committee.

“Officer” means a person appointed to hold an office in the Company.

“Ordinary Resolution” means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

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“person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, governmental authority or any other entity.

“Preference Share” means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Register of Members” means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office” means the registered office for the time being of the Company. “Seal” means the common seal of the Company and includes every duplicate seal.

“Secretary” includes an assistant secretary and any person appointed to perform the duties of secretary of the Company.

“Share” means a Class A Share, a Class B Share, a Class C Share or a Preference Share and includes a fraction of a share in the Company.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Statute.

“Share Purchase” means the Company’s acquisition of all outstanding capital shares of Cazoo Holdings Limited, a private limited company organized under the law of England and Wales.

“Special Resolution” has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor” means AJAX I Holdings, LLC, a Delaware limited liability company.

“Statute” means the Companies Act (As Revised) of the Cayman Islands.

“Treasury Share” means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“U.S. Securities Act” means the United States Securities Act of 1933, as it may be amended from time to time.

“U.S. Securities and Exchange Commission” means the United States Securities and Exchange Commission.

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1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing persons include corporations as well as any other legal or natural person;

(c)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(d)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(e)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(f)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(g)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(h)	headings are inserted for reference only and shall be ignored in construing the Articles;

(i)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(j)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(k)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(l)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(m)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

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2.	Preliminary

2.1	The business of the Company may be conducted as the Board sees fit.

2.2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Board may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Board may from time to time determine.

2.3	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Board may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Board shall determine.

2.4	The Board shall keep, or cause to be kept, the Register of Members at such place as the Board may from time to time determine and, in the absence of any such determination, the Register of Members shall be kept at the Registered Office, provided that the Board shall not keep (or cause or permit any other person to keep) the Register of Members in the United Kingdom.

3.	Issue of Shares and other Securities

3.1	The authorised share capital of the Company at the date of the adoption of these Articles is US$215,500 divided into 1,100,000,000 Class A Shares, 50,000,000 Class B Shares, 1,000,000,000 Class C Shares and 5,000,000 Preference Shares.

3.2	Subject to the Statute, the Memorandum and these Articles (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Board may:

(a)	allot, issue, grant options, rights or warrants over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred, qualified or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper;

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(b)	vary such rights, save that the Board shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out the conversion of either Class B Shares or Class C Shares to Class A Shares as set out in these Articles; and

(c)	issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or other securities in the Company on such terms as the Board may from time to time determine.

Notwithstanding and without prejudice to the generality of the foregoing, the Board is expressly authorised and empowered to implement or effect at its sole discretion the issuance of a Preference Share purchase right to be issued on a pro rata basis (determined based on relative ownership of Common Shares, excluding any options, warrants or other similar equity-linked or derivative securities) to each holder of a Common Share with such terms and for such purposes, including the influencing of takeovers, as may be described in a rights agreement between the Company and a rights agent.

3.3	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option over or disposal of shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of Members for any purpose whatsoever. Subject to the Memorandum and these Articles, and except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of shares, no vote of the holders of any class or series of shares shall be a prerequisite to the issuance of any shares of any class or series of shares authorised by and complying with the conditions of the Memorandum and these Articles.

3.4	The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or other securities in the Company, upon such terms as the Board may from time to time determine. All Shares shall be issued fully paid as to their nominal value and any premium determined by the Board at the time of issue and shall be non-assessable.

3.5	The Company shall not issue Shares to bearer.

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4.	Common Shares

4.1	Other than with regard to the Class A Shares, Class B Shares and Class C Shares, the rights, preferences and privileges thereof are as established and divided as set forth in the Memorandum and these Articles, the Board may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Board or by a Special Resolution (subject to Article 14). Holders of Class A Shares, Class B Shares and Class C Shares shall be entitled to one (1) vote for each Common Share registered in the Member’s name in the Register of Members.

4.2	The rights attaching to the Class A Shares, Class B Shares and Class C Shares shall rank pari passu in all respects, and the Class A Shares, Class B Shares and Class C Shares shall vote together as a single class on all matters (subject to Article 14 and Article 31), except as otherwise set forth in these Articles.

4.3	Upon the effectiveness of these Articles, each issued and outstanding Class B Share shall automatically be converted into one (1) Class A Share on a one-for-one basis in accordance with Article 4.5. The Class B Shares shall be converted automatically without any further action by the holder of such Shares. The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the initial issuance of securities by Ajax without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

4.4	At the conclusion of the Lockup Period, each issued and outstanding Class C Share shall automatically be converted into one (1) Class A Share on a one-for-one basis in accordance with Article 4.5. The Class C Shares shall be converted automatically without any further action by the holder of such Shares.

4.5	Any conversion of Class B Shares or Class C Shares into Class A Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Share or Class C Share as a Class A Share. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation of the relevant Class B Shares or Class C Shares as Class A Shares.

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4.6	In no event shall Class A Shares be convertible into Class B Shares or Class C Shares. In no event shall Class B Shares be convertible into Class C Shares or Class C Shares be convertible into Class B Shares.

5.	Preference Shares

5.1	Preference Shares may be issued from time to time in one or more series, each of such series to have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution or resolutions providing for the issue of such series adopted by the Board as hereinafter provided.

5.2	Authority is hereby granted to the Board, subject to the provisions of the Memorandum, these Articles and Applicable Law, to create one or more series of Preference Shares and, with respect to each such series, to fix by resolution or resolutions, without any further vote or action by the Members of the Company providing for the issue of such series:

(a)	the number of Preference Shares to constitute such series and the distinctive designation thereof;

(b)	the dividend rate on the Preference Shares of such series, the dividend payment dates, the periods in respect of which dividends are payable, whether such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate;

(c)	whether the Preference Shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(d)	whether the Preference Shares of such series shall be convertible into, or exchangeable for, Shares of any other Class or Classes or any other series of the same or any other Class or Classes of Shares and the conversion price or prices or rate or rates, or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided in such resolution or resolutions;

(e)	the preferences, if any, and the amounts thereof, which the Preference Shares of such series shall be entitled to receive upon the winding up of the Company;

(f)	the voting power, if any, of the Preference Shares of such series transfer restrictions and rights of first refusal with respect to the Preference Shares of such series; and such other terms, conditions, special rights and provisions as may seem advisable to the Board; and

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(g)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

5.3	Notwithstanding the fixing of the number of Preference Shares constituting a particular series upon the issuance thereof, the Board at any time thereafter may authorise the issuance of additional Preference Shares of the same series subject always to the Statute and the Memorandum.

5.4	If, upon the winding up of the Company, the assets of the Company distributable among the holders of any one or more series of Preference Shares which (i) are entitled to a preference over the holders of the Common Shares upon such winding up, and (ii) rank equally in connection with any such distribution, shall be insufficient to pay in full the preferential amount to which the holders of such Preference Shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the Preference Shares ratably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

6.	Issue of Warrants and Options

6.1	The Board may issue warrants or options to subscribe for any Class of Shares or other securities of the Company on such terms as it may from time to time determine. No warrants or options shall be issued to bearer.

7.	Register of Members

7.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute, provided that the Company may not maintain (or cause or permit any other person to maintain) the Register of Members in the United Kingdom.

7.2	The Board may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute at such location or locations within or outside the Cayman Islands as the Board thinks fit, provided that the Company may not maintain (or cause or permit any other person to maintain) a branch register of Members in the United Kingdom. The Board may also determine which register of Members shall constitute the principal register and which shall constitute the duplicate or branch register or registers, and to vary such determination from time to time.

7.3	The Company, or any agent(s) appointed by it to maintain the duplicate or branch Register of Members in accordance with these Articles, shall as soon as practicable and on a regular basis record or procure the recording in the original Register of Members all transfers of Shares effected on any duplicate or branch Register of Members and shall at all times maintain the original Register of Members in such manner as to show at all times the Members for the time being and the Shares respectively held by them, in all respects in accordance with the Statute.

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7.4	The Company shall not be bound to register more than four (4) persons as joint holders of any Share. If any Share shall stand in the names of two (2) or more persons, the person first named in the Register of Members shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company.

8.	Closing Register of Members or Fixing Record Date

8.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Board may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) days. If the Register of Members shall be so closed for the purpose of determining Members entitled to notice of or to attend or vote at a meeting of Members such Register of Members shall be so closed for at least ten (10) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

8.2	In lieu of, or apart from, closing the Register of Members, the Board may fix in advance or arrears a date as the record date (a) for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, (b) for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, which record date shall not be more than ninety (90) days prior to the date of payment of such Dividend, or (c) in order to make a determination of Members for any other purpose.

8.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Board resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article 8.3, such determination shall apply to any adjournment thereof; provided, however, that the Board may fix a new record date of the adjourned meeting, if they think fit.

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9.	Certificates for Shares

9.1	A Member shall only be entitled to a share certificate if the Board resolves that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Board may determine. No certificate shall be issued representing Shares of more than one class. Share certificates shall be signed by one (1) or more Directors or other person authorised by the Board. The Board may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. Every share certificate shall specify the number of Shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as shall be determined by the Board. Such certificates may be under Seal. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. The name and address of the person to whom the Shares represented thereby are issued, with the number of Shares and date of issue, shall be entered in the Register of Members of the Company. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled. The Board may authorise certificates to be issued with the Seal and/or to be signed by such person(s) as may be authorised by the Board and may authorise certificates to be issued with the authorised signature(s) affixed by some method or system of mechanical or automated process.

9.2	Every share certificate of the Company shall bear legends required under the Applicable Law, including the U.S. Securities Act.

9.3	Any two (2) or more certificates representing Shares of any one (1) Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in exchange for payment (if the Board shall so require) of US$1.00 or such smaller sum as the Board shall determine.

9.4	The Company shall not be bound to issue more than one (1) certificate for Shares held jointly by more than one (1) person and delivery of a certificate to one (1) joint holder shall be a sufficient delivery to all of them.

9.5	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Board may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

9.6	Every share certificate sent in accordance with these Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

9.7	Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

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10.	Transfer of Shares

10.1	Subject to the terms of these Articles including the restrictions on transfer for Class C Shares set forth in Article 11, any Member may transfer all or any of such Member’s Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to these Articles on terms that one cannot be transferred without the other, the Board shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

10.2	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Board and shall be executed by or on behalf of the transferor (and if the Board so requires, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

10.3	(a)	The Board may in its absolute discretion and without giving any reason therefor, decline to register any transfer of Shares which are:

(i)	not fully paid up or on which the Company has a lien; or

(ii)	issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists.

(b)	The Board may also, but is not required to, decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Share(s) to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one (1) Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required by Applicable Law;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four (4);

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(v)	the Shares transferred are fully paid and free of any lien in favour of the Company; and

(vi)	any applicable fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

(c)	Unless the Board has an express ability to decline to register any transfer of Shares pursuant to this Article 10.3, or such transfer otherwise in violation of the Transfer restriction in Article 11, the Board shall register a transfer of Shares.

10.4	The registration of transfers may, on fourteen (14) days’ notice being given by advertisement in such one (1) or more newspapers or by electronic means, be suspended and the Register of Members closed at such times and for such periods as the Board may, in its absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) days in any year.

10.5	All instruments of transfer that are registered shall be retained by the Company. If the Board refuses to register a transfer of any Shares, they shall within three (3) months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

11.	Lockup

11.1	Subject to Article 11.2 and Article 11.4, during the Lockup Period the holders of Class C Shares shall not Transfer any Class C Shares, without limiting Article 11.3, neither the Board nor the Company shall permit, recognize, register or otherwise record any Transfer of Class C Shares during the Lockup Period and any such transfer shall be null and void and will not be given effect.

11.2	Notwithstanding Article 11.1, Transfers of Class C Shares are permitted:

(a)	if such Transfer has been approved by the Board and is solely for the purpose of satisfying, and is limited only to the amount of Class C Shares necessary to satisfy, any tax obligations incurred directly in connection with the receipt of Class C Shares in the Share Purchase;

(b)	(i) to any Director or Officer, or (ii) to any Affiliates or members of the Immediate Family of any Director or Officer;

(c)	in the case of an individual, by a gift to a member of the Member’s Immediate Family, or to a trust, the beneficiary of which is the Member or a member of the Member’s Immediate Family;

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(d)	to a charitable organization;

(e)	in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(f)	in the case of an individual, pursuant to a qualified domestic relations order;

(g)	in the event of the Company’s completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of the Members having the right to exchange their Common Shares for cash, securities or other property subsequent to the Closing Date;

(h)	by any Member to any of its Affiliates; or

(i)	with the unanimous approval of a committee of the Board comprised of one Director that has been designated in writing by the Sponsor and one executive director.

11.3	Any Transfer or attempted Transfer of any Class C Shares in violation of this Article 11 shall be null and void. No such Transfer shall be recorded on the Company’s books, including the Register of Members, and the purported transferee in any such Transfer shall not be treated (and the Member proposing to make any such Transfer shall continue to be treated) as the owner of such Class C Shares for all purposes.

11.4	Any person to whom Class C Shares are Transferred during the Lockup Period will be, and the Shares Transferred to such person shall be, subject to the Lockup Period, the restrictions on Transfers and permitted Transfer provisions in accordance with this Article 11.

11.5	For purposes of this Article 11, “Transfer” means the (a) sale of, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement during the Lockup Period of any intention to consummate any transaction specified in clause (a) or (b) during the Lockup Period.

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12.	Redemption, Repurchase and Surrender of Shares

12.1	Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company.

12.2	Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, any power of the Company to repurchase or otherwise acquire its own Shares (including any redeemable Shares) shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

12.3	In addition to the above, the Company is authorised, subject to Applicable Law, to repurchase any Common Share listed on a Designated Stock Exchange in accordance with the following manner of repurchase: the maximum number of Common Shares that may be repurchased shall be equal to the number of issued and outstanding Common Shares less one (1) Common Share; at such time; at such price and on such other terms as determined and agreed by the Board in their sole discretion, provided, however, that (i) such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the Shares on the Designated Stock Exchange (including any requirements for Member approval, as applicable); and (ii) at the time of, and after giving effect to, any such repurchase the Company is able to pay its debts as they fall due in the ordinary course of its business.

12.4	The repurchase of any Share shall not oblige the Company to repurchase any other Share other than as may be required pursuant to Applicable Law, or any rules and regulations applicable to the listing of the Shares on the Designated Stock Exchange, or any contractual obligations of the Company.

12.5	The Company may make a payment in respect of the redemption or repurchase of its own Shares in any manner permitted by the Statute, including out of capital.

12.6	The holder of the Shares being repurchased shall be bound to deliver up to the Company at its Registered Office or such other place as the Board shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to such holder the repurchase or redemption monies or consideration in respect thereof.

12.7	For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in this Article 12 shall not require further approval of the Members.

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13.	Treasury Shares

13.1	The Board may, prior to the repurchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

13.2	The Board may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

14.	Variation of Rights of Shares

14.1	Subject to Article 3.2, if at any time the share capital of the Company is divided into different Classes of Shares, all or any of the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that Class where such variation is considered by the Board not to have a material and adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds (2/3) of the issued Shares of that Class, or with the approval of a resolution passed by a majority of not less than two thirds (2/3) of the votes cast at a separate meeting of the holders of the Shares of that Class. The Board may not vary any rights of the Class C Shares without such two thirds (2/3) consent of the holders of Class C Shares. For the avoidance of doubt, the Board reserves the right, notwithstanding that any such variation may not have a material and adverse effect, to obtain consent from the holders of Shares of the relevant Class. To any such meeting all the provisions of these Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be at least one (1) person holding or representing by proxy at least one third (1/3) of the issued Shares of the Class and that any holder of Shares of the Class present in person or by proxy may demand a poll.

14.2	For the purposes of a separate class meeting, the Board may treat two (2) or more or all the Classes of Shares as forming one (1) Class of Shares if the Board considers that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes of Shares. Such a determination shall not affect the number of votes required, including with respect to any Class.

14.3	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one (1) Class of Shares except, to the extent that a Class may vote separately from other Classes, the necessary quorum shall be at least one (1) person holding or representing by proxy at least one third (1/3) of the Class A Shares, Class B Shares and Class C Shares, respectively.

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14.4	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights. The rights of holders of Common Shares shall not be deemed to be varied by the creation or issue of Shares with preference or other rights which may be effected by the Board as provided in these Articles without any vote or consent of the holders of Common Shares.

14.5	The rights attaching to the Class B Shares and Class C Shares, respectively, shall be deemed to be varied by any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation (each, a “Reclassification”) of the Class A Shares in issue into a greater or lesser number of shares occurring after the Closing Date unless there is, at the same time, a corresponding Reclassification with respect the Class B Shares or Class C Shares, as applicable.

15.	Commission on Sale of Shares

15.1	The Company may, insofar as the Statute permits, pay a commission to any person in consideration of his or her subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

16.	Non-Recognition of Trusts

16.1	The Company shall not be obligated to recognize any person as holding any Share upon any trust and the Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

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17.	Lien on Shares

17.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or such Member’s estate, either alone or jointly with any other person, whether a Member or not, but the Board may at any time declare any Share to be wholly or in part exempt from the provisions of this Article 17. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

17.2	The Company may sell, in such manner as the Board thinks fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

17.3	To give effect to any such sale the Board may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or the purchaser’s nominee shall be registered as the holder of the Shares comprised in any such transfer, and the purchaser shall not be bound to see to the application of the purchase money, nor shall the purchaser’s title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

17.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

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18.	Call on Shares

18.1	Subject to the terms of the allotment and issue of any Shares, the Board may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Board may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

18.2	A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

18.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

18.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Board may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Board may waive payment of the interest or expenses wholly or in part.

18.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

18.6	The Board may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

18.7	The Board may, if it thinks fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Board and the Member paying such amount in advance.

18.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

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19.	Forfeiture of Shares

19.1	If a call or instalment of a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

19.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

19.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board thinks fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person, the Board may authorise some person to execute an instrument of transfer of the Share in favour of that person.

19.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Board may determine, but his or her liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

19.5	A declaration by a Director or the Secretary that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the consideration, if any, nor shall his or her title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

19.6	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

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20.	Transmission of Shares

20.1	If a Member dies, the survivor or survivors (where the deceased was a joint holder), or the legal personal representatives of the deceased (where such Member was a sole holder), shall be the only persons recognised by the Company as having any title to the Member’s interest in the Shares, but nothing herein contained shall release the estate of any such deceased Member from any liability in respect of any Share, for which the Member was a joint or sole holder.

20.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Board, elect, by a notice in writing sent by such person to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If such person elects to have another person registered as the holder of such Share such person shall sign an instrument of transfer of that Share to that person. The Board shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his or her death or bankruptcy or liquidation or dissolution, as the case may be.

20.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which such person would be entitled if such person were the registered holder of such Share. However, such person shall not, before becoming registered as a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Board may at any time give notice requiring any such person to elect either to be registered themselves or to have some person nominated by such person to be registered as the holder of the Share (but the Board shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) days of being received or deemed to be received (as determined pursuant to these Articles), the Board may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

21.	Untraceable Members

21.1	Without prejudice to the rights of the Company under Article 21.2, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

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21.2	The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by these Articles have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)	the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article 21.2 and ending at the expiry of the period referred to in that paragraph.

21.3	To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his or her title to the shares be affected by any irregularity.

22.	Amendments of Memorandum and Articles of Association and Alteration of Capital

22.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

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(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	sub-divide its existing Shares or divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

22.2	All new Shares created in accordance with the provisions of the preceding Article 22.1 shall be subject to the same provisions of these Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

22.3	Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to these Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

23.	Offices and Places of Business

23.1	Subject to the provisions of the Statute, the Company may by resolution of the Board change the location of its Registered Office. The Company may, in addition to its Registered Office, establish and maintain such other offices and places of business and agencies in such places as the Board may from time to time determine.

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24.	General Meetings

24.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

24.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Board shall appoint provided that the period between the date of one annual general meeting of the Company and that of the next shall not be longer than such period as Applicable Law or the relevant code, rules and regulations applicable to the listing of the Shares on the Designated Stock Exchange permits. At these meetings the report of the Board (if any) shall be presented.

24.3	The Board or the chairperson of the Board may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

24.4	General meetings of the Company (other than the annual general meeting) may be held at such place, either within or without the Cayman Islands, as determined by the Board.

25.	Notice of General Meetings

25.1	Subject to any requirements of the Designated Stock Exchange with respect to required notice timing, at least five (5) calendar days’ notice shall be given of any general meeting in accordance with the requirements of the Designated Stock Exchange. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article 25 has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if Applicable Law so permits and it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat or their proxies; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than sixty-six and two-thirds per cent (66 2/3%) in par value of the Shares giving a right to vote or their proxies.

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25.2	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

25.3	The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Members other than such as, under the provisions of these Articles or the terms of issue of the Shares they hold, are not entitled to receive such notice from the Company.

25.4	There shall appear with reasonable prominence in every notice of general meetings of the Company a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a Member.

25.5	In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

26.	Proceedings at General Meetings

26.1	No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. The quorum required for a general meeting of Members consists of at least one (1) Member, present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy, and entitled to vote, holding in aggregate not less than one-third (1/3) of the voting power of the Shares in issue carrying a right to vote at such meeting. Only business set out in the applicable notice may be transacted at such general meeting.

26.2	A person may participate at a general meeting by conference telephone, other communications equipment or any other Electronic Facility. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

26.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

26.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Board may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

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26.5	The Board may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairperson of a general meeting of the Company or, if the Board does not make any such appointment, the chairperson, if any, of the Board shall preside as chairperson at such general meeting. If there is no such chairperson, or if he or she shall not be present within fifteen (15) minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one (1) of their number to be chairperson of the meeting.

26.6	If no Director is willing to act as chairperson or if no Director is present within fifteen (15) minutes after the time appointed for the meeting to commence, the Members present shall choose one (1) of their number to be chairperson of the meeting.

26.7	The chairperson may, with or without the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

26.8	When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting or of the business to be transacted at an adjourned general meeting. If a notice is issued in respect of a general meeting and the Board, in its absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Board may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

26.9	When a general meeting is postponed for thirty (30) days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Board may postpone a general meeting which has already been postponed.

26.10	A resolution put to the vote of the meeting shall be decided on a poll.

26.11	A poll shall be taken as the chairperson directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

26.12	A poll demanded on the election of a chairperson or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, in such manner and at such time and place, not being more than ten (10) calendar days from the date of the meeting or adjourned meeting at which the vote was taken, as the chairperson directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded. Any other business other than that upon which a poll is to be taken or is contingent thereon may be proceeded with pending the taking of the poll.

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27.	Votes of Members

27.1	Subject to any rights or restrictions attached to any Class or Classes of Shares, every Member of record present in person or by proxy, or, if a corporation or other non-natural person, by its duly authorised representative or by proxy, shall have the voting power as set forth in Article 4.1.

27.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

27.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by such Member’s committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

27.4	No person shall be entitled to vote at any general meeting unless such person is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by such person in respect of Shares have been paid.

27.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid for all purposes. Any objection made in due time in accordance with this Article 27 shall be referred to the chairperson whose decision shall be final and conclusive.

27.6	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one (1) proxy or the same proxy under one (1) or more instruments to attend and vote at a meeting. Where a Member appoints more than one (1) proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

27.7	A Member holding more than one (1) Share need not cast the votes in respect of his or her Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one (1) or more instruments may vote a Share or some or all of the Shares in respect of which he or she is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he or she is appointed.

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28.	Proxies

28.1	The rules and procedures relating to the form or a proxy, the depositing or filing of proxies and voting pursuant to a proxy and any other matter incidental thereto shall be approved by the Board, subject to such rules and procedures as required by Applicable Law or the relevant code, rules and regulations applicable to the listing of the Shares on the Designated Stock Exchange and as provided in the following Articles under this Article 28.

28.2	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of such person’s attorney duly authorised in writing, or, if the appointor is a corporation or other non-natural person, under the hand of an officer or attorney duly authorised in that behalf provided however, that a Member may also authorise the casting of a vote by proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the internet) obtained pursuant to procedures approved by the Board which are reasonably designed to verify that such instructions have been authorised by such Member. A proxy need not be a Member of the Company.

28.3	No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve (12) months from such date.

28.4	The Board may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Board in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

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28.5	The chairperson may in any event at his or her discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairperson, shall be invalid.

28.6	The instrument appointing a proxy may be in any usual or common form (or such other form as the Board may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

28.7	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

28.8	If both a Member who has appointed a proxy pursuant to a voting agreement and the proxy appointed by that Member attend a general meeting and the proxy casts a vote, the vote cast by the proxy, rather than any vote cast by the Member personally, shall be counted to the exclusion of any vote purportedly cast by the Member.

29.	Corporate Members

29.1	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any Class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as the corporation could exercise if it were an individual Member.

29.2	If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any Class of Members provided that the authorisation shall specify the number and Class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article 29 shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

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30.	Shares that May Not be Voted

30.1	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

31.	Directors

31.1	There shall be a Board consisting of not less than five (5) nor more than nine (9) persons; provided, however, that the Company may by Ordinary Resolution increase or reduce the upper and lower limits on the number of Directors and provided that so long as Shares of the Company are listed on a Designated Stock Exchange, the Board shall include such number of Independent Directors as the relevant code, rules or regulations applicable to the listing of any Shares on the Designated Stock Exchange require.

31.2	The Board shall be and is divided into three (3) classes, designated as Class I, Class II and Class III. Each class will consist, as nearly as possible, of a number of Directors equal to one-third (1/3) of the total number of members of the Board authorised as provided in Article 31.1. The Board is authorised to assign members of the Board already in office to such classes at the time the classification of the Board becomes effective pursuant to this Article 31.2. At the 2022 annual general meeting, all Class I Director terms shall expire and the Class I Directors shall be eligible for re-election. At 2023 annual general meeting after the adoption of these Articles, all Class II Director terms shall expire and the Class II Directors shall be eligible for re-election. At 2024 general meeting after the adoption of these Articles, all Class III Director terms shall expire, and the Class III Directors shall be eligible for re-election. At each annual general meeting, the successors of that class of Directors whose term expires at that meeting will be elected to hold office in accordance with this Article 31.2 for a term expiring at the annual general meeting held in the third (3rd) year following the year of their election. The Directors of each class will hold office until the expiration of the term of such class and until their respective successors are elected and qualified or until such Director’s earlier death, resignation or removal.

31.3	Except as the Statute or other Applicable Law may otherwise require, and subject to the rights of any Preference Shares or other contractual rights with Members that provide for the appointment of Directors, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one (1) or more Directors and the filling of any vacancy in connection therewith, or any vacancies in the Board, or appointment of any additional Directors may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his or her successor shall have been appointed and qualified. No decrease in the number of Directors constituting the Board shall shorten the terms of any incumbent Director.

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31.4	In any vote of Members to appoint Directors, each person nominated for appointment as a Director in an uncontested election shall be appointed if the number of votes cast for the person’s appointment exceeds the number of votes cast against the person’s appointment. In all votes to appoint Directors other than uncontested elections, the persons receiving the largest number of votes cast for appointment, up to the number of Directors to be appointed in such vote, shall be deemed appointed.

31.5	A Director may be removed from office only for cause by Special Resolution of the Company.

32.	Powers and Duties of Directors

32.1	Subject to the provisions of the Statute, the Memorandum and these Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Board which may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

32.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Board shall determine by resolution.

32.3	The Board on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to such Director’s widow, widower or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

32.4	The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

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32.5	The Board may, from time to time, and except as required by Applicable Law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

33.	Alternate Directors

33.1	Any Director may in writing appoint another person to be such Director’s alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Board at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Board as a Director when the Director appointing such alternate Director is not personally present. If a Director appoints another Director as an alternate, the alternate Director shall have one vote on behalf of the appointing Director in addition to his or her own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by such Director. Such alternate shall be deemed for all purposes to be a Director of the Company in respect of such times as the alternate acts as a Director, and shall not be deemed to be the agent of the appointing Director. Such alternate shall be entitled to all privileges and protections afforded Directors under these Articles, including Article 50, at all times he or she is acting as a Director. The remuneration of such alternate shall be payable out of the remuneration of the appointing Director and the proportion thereof shall be agreed between them.

34.	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that such Director resigns the office of Director;

(b)	the Director absents himself or herself (for the avoidance of doubt, without being represented by proxy) from three (3) consecutive meetings of the Board without special leave of absence from the Board or appointment of an alternate Director in accordance with Article 33, and the Board passes a resolution that the Director has by reason of such absence vacated office;

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with such Director’s creditors generally;

(d)	the Director is found to be or becomes of unsound mind; or

(e)	the Director is prohibited by any Applicable Law or relevant code applicable to the listing of the Shares on the Designated Stock Exchange, from being a Director.

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35.	Proceedings of Directors

35.1	The quorum necessary for the transaction of the business of the Board may be fixed by the Board, and unless so fixed shall be a majority of the Directors then in office. In no event shall the Board fix a quorum that is less than one-third (1/3) of the total number of Directors, provided always that if there shall at any time be only a sole Director the quorum shall be one (1).

35.2	Subject to the provisions of these Articles, the Board shall meet together for the dispatch of business, convening, adjourning and otherwise regulating their meetings and procedures as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum. In the case of an equality of votes, the chairperson shall not have a second or casting vote.

35.3	A person may participate in a meeting of the Board or any committee of the Board by conference telephone, other communications equipment or any other Electronic Facility. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Board, the meeting shall be deemed to be held at the place where the chairperson is located at the start of the meeting.

35.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Board or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Board, or committee of the Board as the case may be, duly convened and held.

35.5	Regular meetings of the Board may be held at such times and places as may be provided for in resolutions adopted by the Board. No additional notice of a regularly scheduled meeting of the Board shall be required.

35.6	A Director may, or other Officer on the direction of a Director shall, call a meeting of the Board by at least two (2) days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held and provided further if notice is given in person, by telephone, cable, telex, telecopy or email the same shall be deemed to have been given on the day it is delivered to the Board or transmitting organisation as the case may be. If the Director attends the meeting, the Director’s attendance constitutes a waiver of notice of the meeting, unless the Director attends for the sole purpose of objecting to the notice. To any such notice of a meeting of the Board all the provisions of these Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis. The accidental omission to give notice of a meeting of the Board to, or the non- receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings of that meeting.

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35.7	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

35.8	The Directors may elect a chairperson of their board and determine the period for which the chairperson so elected is to hold office; but if no such chairperson is elected, or if at any meeting the chairperson is not present within five (5) minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairperson of the meeting.

35.9	All acts done by any meeting of the Board or of a committee of the Board shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

35.10	A Director may be represented at any meetings of the Board by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

36.	Presumption of Assent

36.1	A Director who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent from such action with the person acting as the chairperson or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

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37.	Directors’ Interests

37.1	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his or her office of Director for such period and on such terms as to remuneration and otherwise as the Board may determine.

37.2	A Director may act by himself or herself or by, through or on behalf of his or her firm in a professional capacity for the Company and he or she or his or her firm shall be entitled to remuneration for professional services as if he or she were not a Director.

37.3	A Director may be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company or otherwise interested in any company promoted by the Company or in which the Company may be interested as a Member, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him or her as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of, or from his or her interest in, such other company.

37.4	No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which such Director is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote thereon.

37.5	A general notice that a Director is a Member, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he or she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

38.	Minutes

38.1	The Board shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Board, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Board, and of committees of the Board, including the names of the Directors present at each meeting.

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39.	Delegation of Directors’ Powers

39.1	The Board may delegate any of its powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. The Board may designate an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board may also delegate to any Director such of their powers, authorities and discretions as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Board may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Board. Subject to any such conditions, the proceedings of a committee of the Board shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

39.2	The Board may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Board may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Board. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

39.3	The Board may adopt formal written charters for any committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to these Articles and as required by the applicable rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall consist of such number of Directors as the Board shall from time to time determine (or such minimum number as may be required from time to time by the applicable rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law).

39.4	The Board may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Board may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Board at any time.

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39.5	The Board may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Board may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

39.6	The Board may appoint such Officers as they consider necessary in the management of the business of the Company and as it may decide for such period as the Board thinks fit and on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Board may think fit. Such Officers need not also be a Director. Unless otherwise specified in the terms of appointment, an Officer may be removed by resolution of the Board or Members. An Officer may vacate his or her office at any time if he or she gives notice in writing to the Company that he or she resigns his office.

39.7	Every Director appointed to an office under the above Article 39.6 shall, without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company, be liable to be dismissed or removed from such executive office by the Board. A Director appointed to an office under the above Article 39.6 shall ipso facto and immediately cease to hold such executive office if such Director shall cease to hold the office of Director for any cause.

40.	No Minimum Shareholding

40.1	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

41.	Remuneration of Directors

41.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Board shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to Closing Date. The Directors shall also, whether prior to or after the Closing Date, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, or general meetings of the Company, or separate meetings of the holders of any Class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Board, or a combination partly of one such method and partly the other.

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41.2	The Board may by resolution approve additional remuneration to any Director for any services which in the opinion of the Board goes beyond such Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to remuneration as a Director.

42.	Seal

42.1	The Company may, if the Board so determines, have a Seal. The Seal shall only be used by the authority of the Board or of a committee of the Board authorised by the Board. Every instrument to which the Seal has been affixed shall be signed by at least one (1) person who shall be either a Director or some Officer or other person appointed by the Board for the purpose.

42.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Board so determines, with the addition on its face of the name of every place where it is to be used.

42.3	A Director or Officer, representative or attorney of the Company may without further authority of the Board affix the Seal over his or her signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

43.	Dividends, Distributions and Reserve

43.1	Subject to the Statute and this Article 43 and except as otherwise provided by the rights attached to any Shares, the Board may from time to time declare or resolve to pay Dividends (including interim dividends) or other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Board resolves to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the Share Premium Account or as otherwise permitted by Applicable Law.

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43.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

43.3	The Board may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

43.4	The Board may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Board may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Board.

43.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Board may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

43.6	The Board may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, at the discretion of the Board, be employed in the business of the Company.

43.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant or electronic or other payment shall be made payable to the order of the person to whom it is sent. Any one of two (2) or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

43.8	No Dividend or other distribution shall bear interest against the Company.

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43.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Board, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six (6) years from the date of declaration of such Dividend or other distribution shall be forfeited and shall revert to the Company.

44.	Capitalisation

44.1	The Board may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Board shall do all acts and things required to give effect to such capitalisation, with full power given to the Board to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Board may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

45.	Share Premium Account

45.1	The Board shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

45.2	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Board such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

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46.	Books of Account

46.1	The Board shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five (5) years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

46.2	The Board shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Board or by the Company in general meeting.

46.3	The Board may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Applicable Law.

47.	Audit

47.1	Notwithstanding any other provision in Article 39, for so long as any Class of Shares is listed on a Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the applicable rules and regulations of the Designated Stock Exchange and the U.S. Securities and Exchange Commission.

47.2	The appointment of and provisions relating to Auditors shall be in accordance with Applicable Law and the relevant code, rules and regulations applicable to the listing of the Shares on the Designated Stock Exchange.

47.3	In the event that no such code, rules and regulations referred to in Article 47.1, apply, the appointment of and provisions relating to Auditors shall be in accordance with the following provisions:

(a)	The Audit Committee may appoint an Auditor who shall hold office until removed from office by the Audit Committee, on such terms as the Audit Committee determines and the Audit Committee may fix their remuneration.

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(b)	Every Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

(c)	Auditors shall make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Board or Audit Committee.

48.	Notices

48.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail. Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the U.S. Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

48.2	Where a notice is sent by:

(a)	courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third (3rd) day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)	post; service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, and shall be deemed to have been received on the fifth (5th) day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)	cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)	e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

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(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

48.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

48.4	Notice of every general meeting shall be given in any manner authorised by these Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for such Member’s death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

49.	Winding Up

49.1	If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

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49.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

49.3	This Article 49 is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

50.	Indemnity and Insurance

50.1	To the fullest extent permitted by law, no Director, Officer or trustee acting in relation to any of the affairs of the Company shall be personally liable to the Company or its Members for any loss arising or liability attaching to such Director, Officer or trustee by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such Director, Officer or trustee may be guilty in relation to the Company; provided, however, that this provision shall not apply to liability arising from any actual fraud, wilful default or wilful neglect of such Director, Officer or trustee. No person shall be found to have committed actual fraud, wilful default or wilful neglect under this Article 50.1 unless or until a court of competent jurisdiction shall have made a final non-appealable finding to that effect. This Article 50.1 shall not extend to any matter that would render it void pursuant to the Statute or Applicable Law or to any person holding the office of Auditor in relation to the Company.

50.2	To the fullest extent permitted by law, the Company shall indemnify any current or former Director or Officer or any person who is serving or has served at the request of the Company as a Director or Officer and any trustee acting in relation to any of the affairs of the Company and their respective heirs, executors, administrators and personal representatives (each individually, a “Covered Person”), against any expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending, or completed action, suit, demand or proceeding, whether civil, criminal, administrative or investigative (other than a proceeding by, or in the name or on behalf of, the Company, addressed in Article 50.3), to which he or she was, is, or is threatened to be made, a party or in which he or she is otherwise involved, (a “proceeding”) by reason of the fact that he or she is or was a Covered Person; provided, however, that this provision shall not indemnify any Covered Person against any liability arising out of any actual fraud, wilful default or wilful neglect of such Covered Person. No Person shall be found to have committed actual fraud, wilful default or wilful neglect under this Article 50.2 unless or until a court of competent jurisdiction shall have made a final non-appealable finding to that effect. This Article 50.2 shall not extend to any matter which would render it void pursuant to the Statute, Applicable Law or to any person holding the office of Auditor in relation to the Company.

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50.3	In the case of any threatened, pending or completed proceeding by, or in the name or on behalf of, the Company, to the fullest extent permitted by law, the Company shall indemnify each Covered Person against reasonable and documented expenses, including attorneys’ fees actually and reasonably incurred by him or her in connection with the defence or settlement thereof, except that no indemnification for expenses shall be made in respect of any claim, issue or matter as to which such Covered Person shall have been finally adjudged to be liable for actual fraud, wilful default or wilful neglect in the performance of his or her duty to the Company, unless and only to the extent that the Grand Court in the Cayman Islands or the court in which such proceeding was brought shall determine upon application that such Covered Person is entitled to indemnity for such expenses as the court shall deem proper. Notwithstanding the preceding sentence, this Article 50.3 shall not extend to any matter that would render it void pursuant to the Statute or to any person holding the office of Auditor in relation to the Company.

50.4	To the fullest extent permitted by law, reasonable and documented expenses, including attorneys’ fees, incurred by a Covered Person in defending any proceeding for which indemnification is permitted pursuant to these Articles shall be paid by the Company in advance of the final disposition of such proceeding upon receipt by the Board of an undertaking by or on behalf of such Covered Person to repay such amount (without interest) if it shall be determined in a final non-appealable order of a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company pursuant to these Articles.

50.5	It being the policy of the Company that indemnification of the persons specified in these Articles shall be made to the fullest extent permitted by law, the indemnification and advancement of expenses provided for by these Articles shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under these Articles, any agreement, any insurance purchased by the Company, vote of Members or disinterested Directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, or (b) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another corporation, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth with respect to a Covered Person.

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50.6	The Board may, notwithstanding any interest of the Board in such action, authorise the Company to purchase and maintain insurance for the benefit of any Director or Officer against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of these Articles. As used in this Article 50, references to the “Company” include all constituent corporations in an amalgamation, consolidation or merger or similar arrangement in which the Company or a predecessor to the Company by amalgamation, consolidation or merger or similar arrangement was involved.

51.	Financial Year

51.1	Unless the Board otherwise prescribes, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

52.	Transfer by Way of Continuation

52.1	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the Applicable Laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

53.	Mergers and Consolidations

53.1	The Company shall have the power to merge or consolidate with one (1) or more other constituent companies (as defined in the Statute) upon such terms as the Board may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

54.	Business Opportunities

54.1	To the fullest extent permitted by Applicable Law, (i) no individual serving as a Director, nor any Member of the Company, or any Affiliate of such Member, in each case, other than, an Officer (including any Officer that is also a Director, or a Member or an affiliate of such Member, as the case may be) (collectively, the “Relevant Persons”) shall have any fiduciary duty to refrain from engaging directly or indirectly in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Company or its subsidiaries or deemed to be competing with the Company or any of its subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or Member of any other person, with no obligation to offer to the Company or any of its subsidiaries the right to participate therein and (ii) any Relevant Person may invest in, or provide services to, any person that directly or indirectly competes with the Company or any of its subsidiaries. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any Relevant Person, on the one hand, and the Company or any of its subsidiaries, on the other. To the fullest extent permitted by Applicable Law, the Relevant Persons shall have no fiduciary duty to communicate or offer any such corporate opportunity to the Company or any of its subsidiaries and shall not be liable to the Company or any of its subsidiaries or Members for breach of any fiduciary duty as a Member, Director or Officer, as applicable, solely by reason of the fact that such Relevant Person, directly or indirectly, pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company or any of its subsidiaries.

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54.2	The Company hereby renounces any interest or expectancy of the Company or any of its subsidiaries in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity of any Relevant Person.

54.3	To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article 54 to be a breach of fiduciary duty to the Company (including any of its subsidiaries) or its Members, the Company, on behalf of itself and each of its subsidiaries, hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company or any of its subsidiaries may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article 54 apply equally to activities conducted in the future and that have been conducted in the past.

(a)	Notwithstanding that the provisions of Article 54.1-54.3 (including any waivers, grant of authority, or renouncement or other similar action set forth therein) do not apply in any respect to any Officer (including any Officer that is also serving as a Director (or vice versa), or is a Member or an Affiliate of such Member, as the case may be), nothing contained in these Articles will restrict any Officer (including any Officer that is also serving as a Director (or vice versa), or is a Member or an Affiliate of such Member, as the case may be), from engaging, directly or indirectly, in other business ventures of every type and description (other than any Competing Business, except to the extent set forth in Article 54.4(b)).

(b)	No Officer (including any Officer that is also serving as a Director (or vice versa), or is a Member or an Affiliate of such Member, as the case may be) shall engage, directly or indirectly, in a Competing Business; provided, however, that no such Officer shall be deemed to be engaging in a Competing Business if such activity is:

(i)	approved by a majority of disinterested Directors, subject to Applicable Law, or

(ii)	with respect to any investment such Officer has as of the date of effectiveness of these Articles, an investment in the greater of (A) up to an additional two and one half per cent (2.5%) or (B) seven and one half per cent (7.5%) in the aggregate of the capital stock of a Competing Business (in each case, so long as such Officer does not participate in management activities or otherwise have the ability to influence or control such Competing Business). For the avoidance of doubt, notwithstanding the permissions afforded to the applicable Officers under this Article 54.4(b), the Company in no respects denounces its interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity of the Company (i.e., if such applicable Officer obtains information relating to any permissive investment pursuant to clause (A) or (B) above as a result of such Officer serving in such capacity with the Company or pursuant to such other circumstances that would result in such permissive investment being deemed a corporate opportunity of the Company or any of its subsidiaries).

(c)	For purposes of this Article 54.4, a “Competing Business” shall mean a business (other than the Company and its subsidiaries) that is engaged in the same or similar business activities or lines of business as the Company or its subsidiaries or deemed to be competing with the Company or any of its subsidiaries, in each case, on its own account, or in partnership with, any other person.

55.	Disclosure

55.1	The Board, or any service providers (including the Officers, the Secretary and the registered office agent of the Company) specifically authorised by the Board, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register of Members and books of the Company.

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